Exhibit (a)(1)(M)

For immediate release	Media:
April 9, 2007	Mitchell Brown
610-825-7100

Centro Properties Group Designates Five Directors on
the Board of Directors of New Plan Excel Realty Trust, Inc.

April 9, 2007 (New York)—Super MergerSub Inc. (“MergerSub”), an affiliate of Centro Properties Group (ASX: CNP), announced today that it has designated five members of the New Plan Excel Realty Trust, Inc. (NYSE: NXL) board of directors.  The Centro designees, who will constitute a majority of the eight member board of directors of New Plan, are Andrew Scott, John Hutchinson, Graham Terry, Romano Nenna, and Anthony Torney, all of whom are employees of Centro and members of its executive committee.

New Plan directors William Newman, Glenn J. Rufrano, Raymond H. Bottorf, Norman Gold, Matthew Goldstein, Nina Matis, Melvin Newman, and Gregory White have resigned from the board of directors of New Plan. New Plan directors Irwin Engelman, H. Carl McCall and George Puskar will continue to serve on the board as directors and as members of the audit committee pending the completion of the merger.

These designations to the New Plan board are made pursuant to the previously announced merger agreement, dated as of February 27, 2007, to which MergerSub and New Plan are parties  The agreement provides that Centro has the right to designate a number of directors on New Plan’s board proportionate to the percentage of outstanding common stock that MergerSub and its affiliates would own immediately after the previously announced closing of Merger Sub’ tender offer, as calculated in the manner set forth in the merger agreement.

Centro announced yesterday that it had accepted for payment all of the approximately 86,201,074 shares of common stock of New Plan that were validly tendered and not withdrawn pursuant to MergerSub’s tender offer prior to 12:00 midnight, New York City time, on April 4, 2007, the originally scheduled expiration date for the tender offer.  The number of tendered shares, which represents approximately 83% of New Plan’s outstanding shares of common stock as of April 4, 2007, includes approximately 17,095,165 shares to be delivered by guaranteed delivery procedures.

Cento also announced yesterday that MergerSub will provide a subsequent offering period of ten business days, which commenced on April 5, 2007 and will expire at 12:00 midnight, New York City time, on April 18, 2007, unless further extended, to enable any New Plan common stockholders who have not already done so to tender their shares.

Certain Additional Information for New Plan Common Stockholders

The news release is for informational purposes only. It does not constitute an offer to purchase shares of New Plan common stock or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission (SEC). The offer to purchase shares of New Plan common stock is being made solely pursuant to the Offer to Purchase, dated March 8, 2007, together with amendments and supplements thereto.  MergerSub filed with the SEC on March 8, 2007 a tender offer statement on Schedule TO (including the Offer to Purchase, a letter of transmittal and related tender offer documents), and also has filed amendments and supplements thereto, and New Plan filed with the SEC on March 8, 2007 a solicitation/recommendation statement on Schedule 14D-9 dated March 8, 2007, and also has filed amendments and supplements thereto. These documents contain important information, and New Plan common stockholders are advised to carefully read these documents before making any decisions with respect to the tender offer. New Plan’s common stockholders may obtain these documents for free at the SEC’s website at www.sec.gov or from Innisfree M&A Incorporated, the Information Agent for the tender offer, by calling (877) 750-5836.

About Super Merger Sub Inc. and Centro Properties Group (ASX: CNP)

Super MergerSub Inc. is a company formed by affiliates of Centro Properties Group.  Centro Properties Group specializes in the ownership, management and development of shopping centers. Centro is Australia’s largest manager of retail property investment syndicates with over 80% market share as well as being a leading manager of direct property funds and wholesale funds which invest in Centro’s quality retail properties in Australasia and the United States. Centro has a market capitalization of A$7.6 billion and funds under management of A$15.6 billion. Centro continues to maximize returns to investors through its customer focused and value adding team based approach. Please visit www.centro.com.au.

About New Plan Excel Realty Trust, Inc. (NYSE:NXL)

New Plan is one of the nation’s largest real estate companies, focusing on the ownership, management and development of community and neighborhood shopping centers.  The Company operates as a self-administered and self-managed REIT, with a national portfolio of 467 properties, including 177 properties held through joint ventures, and total assets of approximately $3.5 billion.  The properties are strategically located across 38 states and include 453 community and neighborhood shopping centers, primarily grocery or name-brand discount chain anchored, with approximately 67.6 million square feet of GLA, and 14 related retail real estate assets, with approximately 658,000 square feet of GLA.  For additional information, please visit www.newplan.com.

Forward-Looking Statements

This release contains forward-looking statements with respect to the completion of the transactions described herein. This forward-looking information is based on certain assumptions, including, among others, the tender of shares by New Plan stockholders and the satisfaction of certain conditions to the transactions. This forward-looking information may prove to be inaccurate and actual results may differ from those presently anticipated.  Neither Centro nor MergerSub undertakes any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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